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SEC 20010247 N

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SEC Mail Processing Section
FEB 25 2020
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KJM SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SAGAMORE ROAD, #29
(No. and Street)

BRONXVILLE (City) NEW YORK (State) 10708-1534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KOSTA J. MOUSTAKAS, PRESIDENT (914) 793-7043
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name - if individual, state last, first, middle name)

5000 Thayer Center Suite C (Address) Oakland (City) Maryland (State) 21550 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KU

MKA

OATH OR AFFIRMATION

I, Kosta J. Moustakas, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KJM Securities, Inc., (Company), as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Kosta J. Moustakas

Signature

President

Title

2/14/20

Notary Public

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 6/26/22

This report ** contains (check all applicable boxes):

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6-10
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(ii).	12
(x)	(p)	Management's assertion letter regarding (k)(2)(ii).	13

KJM Securities, Inc
(SEC I.D. No. 8-38066)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED MARCH 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

KJM SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

Cash	$ 7,671
Other receivable	121,801
Prepaid expense	368
Total Assets	$ 129,840

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 114,942
Total Liabilities	114,942
Stockholder's Equity:	
Common stock - $.01 par value	
10,100 shares authorized, issued and outstanding	101
Additional paid-in capital	36,421
Retained earnings	(21,624)
Total Stockholder's Equity	14,898
Total Liabilities and Stockholder's Equity	$ 129,840

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2019

Revenues:	
Commissions and fees	$ 584,682
Total Revenues	584,682
Costs and Expenses:	
Commissions/compensation and benefits	521,527
Rent	33,032
Utilities	4,293
Insurance	4,315
Travel	9,956
Regulatory fees	3,230
Professional fees	12,500
Office supplies and expenses	7,549
Telephone	8,284
SIPC fee	754
NYS corporation taxes	457
Total Costs and Expenses	605,897
Net Operating Income	(21,215)
Interest income	3
Net Loss	$ (21,212)

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2019

Cash Flows Used By Operating Activities:		
Net Loss	$	(21,212)
Adjustment to reconcile net income to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in other receivable		(57,374)
Decrease in prepaid expense		615
Increase in accounts payable and accrued expenses		68,922
Net cash (used) by operating activities		(9,049)
Cash flows from investing activities:		
Cash flows from financing activities:		
Net cash provided by financing activities		16,720
Net increase in cash		7,671
Cash at beginning of year		-
Cash at end of year	$	7,671
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	457

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2019

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
Balances, April 1, 2018	$ 100	$ 19,702	$ (412)	$ 19,390
Shareholder contribution	1	16,719		16,720
Net Loss	-	-	(21,212)	(21,212)
Balances, March 31, 2019	$ 101	$ 36,421	$ (21,624)	$ 14,898

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2019

1. **ORGANIZATION AND NATURE OF BUSINESS**

KJM Securities, Inc. (Company) was incorporated on October 16, 1986 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted March 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to industry agreements between the Company and various securities clearing brokers, securities transactions of the Company are cleared and its introduced customers are cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as introduced customers' accounts are carried by the clearing firm, as defined by such rules.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or sales transaction.

Fees are recognized as per ASC 606 when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at March 31, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchases with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Other Receivables

Other receivables are considered fully collectible by management and, accordingly, no allowance for doubtful amounts is considered necessary.

Income Taxes

The Company complies with FASB ASC 741-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes") which require an asset and liability approach to the financial accounting and reporting for income taxes.

Concentrations

During the year ended March 31, 2019, three customers made up 68% of revenue and four customers made up 76% of the receivable balance.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements during the year ended March 31, 2019 that we believe would have a material impact on our financial position or results of operations

4. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019 the Company had net capital of $5,446 which was $446 excess of its required minimum capital requirement.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company sub-leases office space in the Village of Bronxville, New York from Gramgar, Inc., a related party, under an operating lease. The Company paid $33,032 to Gramgar, Inc. during the year ending March 31, 2019.

7. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Company has not experienced any losses in such accounts.

8. FINRA EXAMINATION

During 2018, FINRA conducted a Financial Examination into the circumstances concerning the Financial Notifications filed by KJM Securities, Inc. (the "firm") relating to Net Capital Deficiencies at the firm and cautioned the firm with following exceptions in its Examination Disposition Letter dated June 20, 2019:

a. The firm failed to file 17a-11 Notification in a timely manner. It had a Net Capital deficiency for the period ending March 31, 2018 but did not file the notification until September 20, 2018. Further, the notification filed was inaccurate as it represented that the firm had corrected the capital deficiency, however, FINRA revealed that firm still had net capital deficiency and continued to report its accounts receivable incorrectly.

b. The firm failed to maintain current and accurate books and records for period ending August 16, September 28, and September 30, 2018.

c. The RR payout schedule Neal Tracey Berger reflected an inconsistent payout structure.

d. The firm failed to record certain expenses on its financial books and records with regard to audit fee and rent expense.

e. The firm filed inaccurate FOCUS – Part IIA Reports for filing periods of June 30, 2018, September 30, 2018 and October 31, 2018. The FOCUS Reports contained inaccuracies and / or misclassifications in reported assets, liabilities, net capital, excess net capital and additional paid-in capital. The difference in net capital as reported net capital, was attributed to the firm's failure to classify a portion of its accounts receivables as non-allowable assets and accrue for its annual audit fee expense; October 31, 2018 the staff computed the firm's net capital to be $17,458 with excess net capital of $12,458.

f. The firm failed to accurately compute its net capital for June 30, 2018, August 16, 2018, September 30, 2018 and October 31, 2018.

g. Although the firm represented that the revenue consisted of legacy payments, it still received revenue from securities business while it was out of capital compliance for the first, second and third quarters of 2018.

As a cautionary action, the firm revised its FOCUS Reports for quarter third and fourth in order to ensure the cumulative disclosures of all quarterly FOCUS Reports reconciles with its Financial Statements for the year ending March 31, 2019.

9. STOCKHOLDER'S EQUITY

The authorized common stock in the audited financial statements for the year ended March 31, 2018 was mistakenly reported as 10,000 shares. However, as per the certificate of incorporation the aggregate number of shares which the corporation had the authority to issue was 10,100 shares, with a par value of $0.01 per share. During the year ended March 31, 2019, the Company has issued 100 shares for $0.01 per share against the expenses paid by Kosta on behalf of the Company amounting to $16,720; the balance being the additional paid in capital.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2020, which is the date the financial statements were available to be issued.

On November 1, 2019 FINRA Suspended the firm for failing to file its Annual Audit dated March 31, 2019. On November 30 the firm filed an Appeal with the SEC, regarding the effect pending the outcome of the Appeal.

KJM SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2019

NET CAPITAL:		
Total stockholder's equity	$	14,898
Deductions and/or charges:		
Non-allowable asset:		
Accounts receivable		(9,084)
Prepaid expense		(368)
Net capital before haircuts on securities positions		5,446
Haircuts on securities positions		
Net Capital	$	5,446
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	2,332
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	446
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	(554)
Ratio: Aggregate indebtedness to net capital is		43%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2019 is attributable to the following:

Net capital was report by Company	$	25,989
Audit adjustments		(20,543)
Net capital per audited report	$	5,446

KJM Securities, Inc
48 Sagamore Road
Suite 29
Bronxville, NY 10708

Assertions Regarding Exemption Provisions

We, as members of management of KJM Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2018 through March 31, 2019.

KJM Securities, Inc

By: Kosta J Moustakas

Kosta J. Moustakas, President

February 17, 2020

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Board of Directors of
KJM Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2019, which were agreed to by KJM Securities, Inc. (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended March 31, 2019. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;

2. Compared the Total Revenue reported on the annual audited report Form X-17A-5 Part III for the year ended March 31, 2019, as applicable, with the Total Revenue reported in Form SIPC-7 for the year ended March 31, 2019, noting the following differences;

   Revenue reported on the Annual Report Form X-17A-5 is $584,682, $188,628 more than $396,054 of Total Revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting the following differences;

   Based on revenues reported on the Annual Audited Report Form X-17A-5, the calculated assessment for the year ended March 31, 2019 should be $849, instead of $567 reported in Form SIPC-7. Previous payments were made of $189, resulting an amount due of $283.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJSH & Co LLP

New Delhi, India
Date: February 17, 2020

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
KJM Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KJM Securities, Inc. (the "Company") as of March 31, 2019 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

FINRA Examination

As discussed in Note 8 to the financial statements, FINRA conducted an examination relating to concerning the Financial Notifications filed by the Company during 2018 relating to Net Capital deficiencies at the Company. FINRA cautioned the Company concerning the deficiencies observed by it and will consider it in determining any future matter in case of repeated violation.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The

supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
February 17, 2020

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
KJM Securities, Inc.

We have reviewed management's statements, included in the accompanying KJM Securities, Inc.'s Exemption Report, in which (1) KJM Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
Date: February 17, 2020

TO: SIPC (Amended Copy)

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

38066 FINRA MAR
KJM SECURITIES INC
PO BOX 734
BRONXVILLE NY 10708-0734

SEC Mail Processing
FEB 24 2020
Washington, DC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KOSTA J. MOUSTAKAS

2. A. General Assessment (item 2e from page 2) * 849 — $ 567

B. Less payment made with SIPC-6 filed (exclude interest) * 572 — (189)

12-10-18 — SIPC 6 12-10-18 189
Date Paid — SIPC 7 5-19-19 378

C. Less prior overpayment applied — Add'l 5 — (—)

D. Assessment balance due or (overpayment) — —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — *572* — —

F. Total assessment balance and interest due (or overpayment carried forward) — $ ~~378~~ 277 *48* — [* 325 TOTAL]

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ ~~378~~ *325

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KJM Securities Inc
(Name of Corporation, Partnership or other organization)

Kosta J Moustakas
(Authorized Signature)

President and CEO
(Title)

Dated the 8 day of May, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

TO SIPC (Amended Copy) Page Two

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4-1-18
and ending 3-31-19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~396,054~~ * 584,682
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	~~396,054~~ * 584,682
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,372
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	18,372
2d. SIPC Net Operating Revenues *566,310	$ ~~377,682~~
2e. General Assessment @ .0015	$ 567 * 849

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